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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ----------------
                                    SCHEDULE 14D-1

                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)
                                   ----------------

                                THE UNION CORPORATION
                              (NAME OF SUBJECT COMPANY)

                              OUTSOURCING SOLUTIONS INC.
                           SHERMAN ACQUISITION CORPORATION
                                      (BIDDERS)

                       COMMON STOCK, PAR VALUE $0.50 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                      906072103
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  TIMOTHY G. BEFFA
                             OUTSOURCING SOLUTIONS INC.
                             390 SOUTH WOODS MILL ROAD
                                     SUITE 150
                              CHESTERFIELD, MO  63017
                                   (314) 576-0022


             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                       COPY TO:
                                FRANK L. SCHIFF, ESQ.
                                   WHITE & CASE LLP
                             1155 AVENUE OF THE AMERICAS
                              NEW YORK, NEW YORK  10036
                                    (212) 819-8200

                                   JANUARY 22, 1998

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This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), Amendment No. 1 to the Schedule 14D-1 ("Amendment No. 1"), Amendment No. 2 to the Schedule 14D-1 ("Amendment No. 2") and Amendment No. 3 to the Schedule 14D-1 ("Amendment No. 3"), which relate to the offer by Sherman Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Outsourcing Solutions Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of The Union Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").


ITEM 10  ADDITIONAL INFORMATION

     Item 10(e) is hereby amended and supplemented by adding thereto the following:

     On January 21, 1998, a Second Amended Complaint (the "Second Amended Complaint") in the putative class action captioned JERRY TODER v. WILLIAM B. HEWITT, MELVIN L. COOPER, GORDON S. DUNN, ROBERT A. KERR, JAMES C. MILLER III, HERBERT R. SILVER, HERBERT A. DENTON, ROBERT A. MARSHALL, JAMES M. MCCORMICK, OUTSOURCING SOLUTIONS INC., SHERMAN ACQUISITION CORPORATION AND THE UNION CORPORATION, (C.A. No. 16106-NC) was filed in the Court of Chancery in the State of Delaware, New Castle County on behalf of the public shareholders of the Company. In addition, on the same date, an additional putative class action lawsuit captioned ROSENFELD FAMILY FOUNDATION v. WILLIAM B. HEWITT, MELVIN L. COOPER, GORDON S. DUNN, ROBERT A. KERR, JAMES C. MILLER III, HERBERT R. SILVER, HERBERT A. DENTON, ROBERT A. MARSHALL, JAMES M. MCCORMICK, OUTSOURCING SOLUTIONS INC., SHERMAN ACQUISITION CORPORATION AND UNION CORPORATION, (C.A. No. 16151-NC) (the "Second Action") was filed in the Court of Chancery in the State of Delaware, New Castle County on behalf of the public shareholders of the Company.

     In addition to the allegations previously asserted, the Second Amended Complaint also alleges that the directors of the Company failed to adequately consider and pursue an offer to acquire the Company by NCO Group, Inc. ("NCO") and to adequately disclose information relating to such expression of interest by NCO on a timely basis. The Second Amended Complaint also alleges that the Director Defendants breached their fiduciary duties to maximize shareholder value, to act independently to protect the interests of the Company's public shareholders and to respond reasonably and on an informed basis to all BONA FIDE offers for the Company. The Second Amended Complaint further alleges that the Director Defendants are wrongly refusing to use the Company's shareholder rights plan to maximize shareholder value.

     In addition to the relief previously requested, the plaintiffs are requesting that the defendants be ordered to make full, corrective disclosure of all material information not yet disclosed and be enjoined and restrained from closing the Offer for a reasonable period of time to permit the information in Amendment No. 2 to the 14D-9 filed by the Company to be disseminated to and digested by the Company's shareholders.

     The allegations asserted and relief sought in the Second Action are substantially similar to those contained or sought, as the case may be, in the Second Amended Complaint.

     The Company has informed Parent and Purchaser that it believes that each of the Second Amended Complaint and the Second Action and the characterizations contained in each such complaint are without foundation and contrary to fact and that it intends to vigorously defend these matters. Parent and Purchaser also intend to vigorously defend these matters.


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     The plaintiffs in TODER v. HEWITT, et. al. and ROSENFELD FAMILY FOUNDATION
v. HEWITT, et. al. have moved for an order to temporarily restrain Parent, Purchaser, Company and the Director Defendants from taking any steps to implement or give effect to the Purchaser's pending Offer for the outstanding shares of common stock of the Company, including accepting shares tendered in the Offer or consummating the Offer. The Delaware Chancery Court, acting without notice to the parties, has scheduled a hearing on the motion for 1:00 p.m. on January 22, 1998.





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                                                                         Page 4


                                      SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1998

                                   OUTSOURCING SOLUTIONS INC.


                                   By:  /s/ TIMOTHY G. BEFFA
                                        ------------------------------------
                                        NAME:  Timothy G. Beffa
                                        TITLE: President and Chief Executive
                                               Officer


                                   SHERMAN ACQUISITION CORPORATION


                                   By:  /s/ TIMOTHY G. BEFFA
                                        ------------------------------------
                                        NAME:  Timothy G. Beffa
                                        TITLE: President